UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41950

Ryde Group Ltd

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On March 14, 2024, the Company has completed the issuance of a total of 68,478 Class A Ordinary Shares, US$0.0002 par value each, to certain shareholders in accordance with the terms and conditions of the exchangeable note subscription agreement entered into on April 12, 2023 between certain investors and Ryde Technologies Pte. Ltd., the Company’s subsidiary, in connection with its purchase of Meili Technologies Pte. Ltd. on February 20, 2023.

The Issuance were made pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ryde Group Ltd

Date: March 15, 2024	By:	/s/ Zou Junming Terence
	Name:	Zou Junming Terence
	Title:	Chairman of the Board of Directors and Chief Executive Officer

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